UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2009

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy of the following press releases:

- “Philips announces the acquisition of Traxtal - a medical technology innovator in image-guided procedures”, dated May 4, 2009;
- “Zumtobel and Philips sign comprehensive cross licensing agreement”, dated May
5, 2009;
- “Philips unveils industry-changing lighting transformations”, dated May 5,
2009;
- “The future illuminated: Philips Lighting CEO addresses industry transformation at New York Light Fair”, dated May 6, 2009;
- “Philips updates markets on Healthcare sector in meeting with financial analysts”, dated May 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: May 8, 2009	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.01	Press release
99.02	Press release
99.03	Press release
99.04	Press release
99.05	Press release